                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549
                               --------------------
                                   SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                              PETROLITE CORPORATION
                              ---------------------
                                 (Name of Issuer)

                                  CAPITAL STOCK
                              ---------------------
                          (Title of Class of Securities)

                                   716723 10 1
                              ---------------------
                                  (CUSIP Number)

                             Boatmen's Trust Company
                                 100 N. Broadway
                           St. Louis, Missouri  63102
                       Attention:  V. Raymond Stranghoener
                                 (314) 466-3345
                             ----------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  July 8, 1994
                             ----------------------
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [X]
                          (Continued on Following Pages)
                               (Page 1 of 22 Pages)

    Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 2 of 22 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Boatmen's Bancshares, Inc. 43-0672260

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X] (b) [ ]  (See Items 3, 4 and 5 below)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS    00 (See Item 3 below)

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [ ]     [N/A]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Missouri Corporation

NUMBER OF SHARES   7.  SOLE VOTING POWER    0  shares

BENEFICIALLY       8.  SHARED VOTING POWER  5,604,594 shares
                           (See Item 5 below)
OWNED BY EACH
                   9.  SOLE DISPOSITIVE POWER  0 shares
REPORTING
                  10.  SHARED DISPOSITIVE POWER  5,571,833 shares
PERSON WITH                (See Item 5 below)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,670,094 shares (See Item 5 below)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  [ ]     [N/A]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         50.1%

14.      TYPE OF REPORTING PERSON
         HC

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 3 of 22 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Boatmen's Trust Company    43-0497480

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X] (b) [ ] (See Items 3, 4 and 5 below)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS     00 (See Item 3 below)

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [ ]     [N/A]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Missouri Corporation

NUMBER OF SHARES   7.  SOLE VOTING POWER  126,466 shares

BENEFICIALLY       8.  SHARED VOTING POWER  5,478,128 shares
                           (See Item 5 below)
OWNED BY EACH
                   9.  SOLE DISPOSITIVE POWER  13,496 shares
REPORTING
                  10.  SHARED DISPOSITIVE POWER  5,558,337 shares
PERSON WITH                (See Item 5 below)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,670,094 shares (See Item 5 below)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES     [ ]     [N/A]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         50.1%

14.      TYPE OF REPORTING PERSON
         BK

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 4 of 22 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Wm. S. Barnickel & Company   43-6029518

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X] (b) [ ]  (See Items 3, 4 and 5 below)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS    00 (See Item 3 below)

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [ ]     [N/A]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Missouri Corporation

NUMBER OF SHARES    7.  SOLE VOTING POWER    -0-

BENEFICIALLY        8.  SHARED VOTING POWER  5,337,360 shares
                                 (See Item 5 below)
OWNED BY EACH
                    9.  SOLE DISPOSITIVE POWER     -0-
REPORTING
                   10.  SHARED DISPOSITIVE POWER  5,337,360 shares
PERSON WITH                (See Item 5 below)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,670,094 shares (See Item 5 below)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  [ ]         [N/A]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         50.1%

14.      TYPE OF REPORTING PERSON
         CO

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 5 of 22 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The William S. Barnickel Testamentary Trust  43-6029868

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X] (b) [ ]  (See Items 3, 4 and 5 below)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS    00 (See Item 3 below)

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)  [ ]      [N/A]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Missouri Trust

NUMBER OF SHARES    7.  SOLE VOTING POWER    -0-

BENEFICIALLY        8.  SHARED VOTING POWER  5,337,360 shares
                                 (See Item 5 below)
OWNED BY EACH
                    9.  SOLE DISPOSITIVE POWER     -0-
REPORTING
                   10.  SHARED DISPOSITIVE POWER   5,337,360 shares
PERSON WITH                (See Item 5 below)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,670,094 shares (See Item 5 below)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  [ ]         [N/A]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         50.1%

14.      TYPE OF REPORTING PERSON
         OO

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 6 of 22 Pages

Introductory Note.

         This Amendment No. 2 is being filed voluntarily on behalf of the persons identified in Item 2 hereof and supplements the information set forth in Schedule 13D, as amended by Amendment No. 1 (the "Schedule 13D"), which was previously filed on February 24, 1994 and April 8, 1994, respectively. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D. Each signatory hereto acknowledges responsibility with respect to the information provided as to such signatory but assumes no responsibility as to information as to any other signatory.

Item 2.  Identity and Background.

         This statement is filed on behalf of Boatmen's Bancshares, Inc., a Missouri corporation ("BBI"); its subsidiary, Boatmen's Trust Company, a Missouri corporation ("BTC"); Wm. S. Barnickel Company, a Missouri corporation ("Barnickel Company"); and The William S. Barnickel Testamentary Trust, a Missouri trust (the "Trust"). BBI, BTC, Barnickel Company and the Trust are hereinafter referred to as the "Reporting Persons."

         BBI is a registered bank holding company with its principal executive office at One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101. BBI directly owns substantially all of the capital stock of numerous subsidiary banks, a trust company, a mortgage banking company, a credit life insurance company and an insurance agency. The business of BBI consists primarily of the ownership, supervision and control of its subsidiaries.

        BTC is a subsidiary of BBI with its principal executive office at 100 North Broadway, St. Louis, MO 63102. BTC and its affiliated banks' trust departments with offices in eight states offer investment and trust services to a broad range of individuals and institutional clients.

         Barnickel Company is a Missouri corporation operating as a private investment company with its office and business address at P.O. Box 190189, St. Louis, MO 63119. The Trust is a Missouri testamentary trust with its business address c/o Boatmen's Trust Company, 100 N. Broadway, St. Louis MO 63101. The co-trustees of the Trust are BTC and Michael V. Janes.

         Attached hereto as Schedules I and II is the information required by Items 2(a) - (c) and 2(f) with respect to (i) each executive officer and director of BBI and (ii) each executive officer and director of BTC. To the best of the knowledge of BBI and BTC, no other corporation or other person is ultimately in control of BBI or BTC.

         Attached hereto as Schedule III is the information required by Items 2(a) - (c) and 2(f) with respect to each executive officer and director of Barnickel Company and Michael V. Janes, the co-trustee of the Trust. To the best of the knowledge of Barnickel Company, no other corporation or person is ultimately in control of Barnickel Company other than the Trust. To the best of the knowledge of the Trust, no other corporation or person is ultimately in control of the Trust other than its trustees, BTC and Michael V. Janes.

         Neither BBI or BTC, nor to the best of their knowledge any person listed on Schedule I or II hereto, has been, during the last five years, (a)

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 7 of 22 Pages

convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Schedule VII describes a class action suit against the board of directors of INTERCO Incorporated of which Mr. William E. Cornelius, a director of BBI, was a former member and Mr. Lee M. Liberman, a director of BBI, is a current member.

         Neither Barnickel Company nor the Trust, nor to the best of their knowledge any person listed on Schedule III hereto, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.  Purpose of Transaction.

         The Reporting Persons are continuing to analyze how to effectuate the termination of the Trust and under what circumstances the Trust should distribute its assets in view of the objectives of maximizing liquidity, minimizing taxes and providing for impartial treatment of the beneficiaries, to the extent practicable. Any plan or proposal that is adopted could involve simply distributing the stock of Barnickel Company to the beneficiaries of the Trust, seeking representation on the Board of Directors of Petrolite Corporation (the "Company"), a business combination with the Company or a third party, or a sale or other disposition of any such shares to a third party or in an equity offering, among other possible transactions, any of which could have the effect of changing or influencing the control of the Company.

         In conjunction with the analysis of these alternatives, Barnickel Company has entered into discussions with the Company concerning a possible merger of Barnickel with and into the Company or other form of business combination. An agreement with respect to the terms of any such transaction has not been reached and negotiations are subject to continued analysis, including an analysis of the possibility of effecting such a transaction on a tax-free basis. Any such transaction would be subject to negotiation and agreement upon the necessary terms and conditions; negotiation and execution of a definitive agreement and other necessary agreements on terms mutually satisfactory to the parties; approval by their respective Boards of Directors and possibly shareholders and other persons; and receipt of necessary regulatory approvals. No assurance can be given that an agreement with respect to any such transaction will be reached or consummated.

Item 5.  Interest in Securities of the Issuer.

         To the best of the knowledge of BBI and BTC, none of the directors or executive officers of BBI or BTC beneficially own any shares of Capital Stock of the Company except as set forth in Schedule IV. To the best of the knowledge of Barnickel Company and the Trust, none of the directors or

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 8 of 22 Pages

executive officers of Barnickel Company (other than Michael V. Janes, as discussed below) beneficially own any shares of Capital Stock of the Company except as set forth in Schedule V.

         Set forth below is certain information concerning the interests of BBI and BTC, and, to the best of the knowledge of the Reporting Persons of any persons who, together with the Reporting Persons, may constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, in securities of the Company:

         (a) The Reporting Persons may be deemed collectively to beneficially own 5,670,094 shares of Capital Stock, or 50.1% based on the number of shares outstanding as of May 1, 1994, by reason of their group status. Independently of the group, BBI and BTC may be deemed to beneficially own 5,604,594 shares of Capital Stock of the Company, or 49.6% based on the number of shares outstanding as of May 1, 1994.

         A total of 5,337,360 shares of Capital Stock of the Company, or 47.2% based on the number of shares outstanding as of May 1, 1994, are beneficially owned by Barnickel Company and the Trust, in their independent capacities apart from the group. Such shares may also be deemed to be beneficially owned by the Trust and by BTC and Michael V. Janes, as co-trustees of the Trust.

         A total of 5,463,660 shares of Capital Stock of the Company, or 48.3% based on the number of shares outstanding as of May 1, 1994, are beneficially owned by Michael V. Janes, including the shares beneficially owned by Barnickel Company and the Trust, in his independent capacity, apart from the group.

         Each of the Reporting Persons disclaims group status and beneficial ownership with respect to the shares of Capital Stock, other than the 5,337,360 shares owned by Barnickel Company, beneficially owned by the other members of the group.

         (b) BBI has shared voting power over 5,604,594 shares and shared dispositive power over 5,571,833 shares. BTC has sole voting power over 126,466 shares; shared voting power over 5,478,128 shares; sole dispositive power over 13,496 shares; and shared dispositive power over 5,558,337 shares.

         Barnickel Company may be deemed to have shared voting and dispositive power over 5,337,360 shares of Capital Stock of the Company; the Trust may be deemed to have shared voting and dispositive power over such 5,337,360 shares; BBI, BTC and Michael V. Janes, as co-trustees of the Trust, may be deemed to have shared voting and dispositive power over such shares.

         Michael V. Janes may be deemed to have sole voting and dispositive power over 62,000 shares and shared voting and dispositive power over 5,401,660 shares (including the shares owned by Barnickel Company).

         (c) All transactions in the Capital Stock of the Company that were effected during the past 60 days (from May 8, 1994) by the Reporting Persons are set forth on Schedule VI hereto and are incorporated herein by reference. To the best of the knowledge of the Reporting Persons, none of the persons

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 9 of 22 Pages

listed on Schedules I, II or III has effected any transactions in the Capital Stock of the Company during the past 60 days, except as shown on Schedule VI.

         (d) Rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Capital Stock of the Company are held by other persons with respect to all shares held by the Reporting Persons. No such person is known by the Reporting Persons to have an interest relating to more than five percent of the outstanding shares of Capital Stock of the Company, based on the number of shares outstanding as of May 1, 1994, except as follows: Barnickel Company, the Trust and the following beneficiaries of the Trust: Michael V. Janes, William B. Janes, John V. Janes and Genevieve J. Brown.

         (e)  Not applicable.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 10 of 22 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                   BOATMEN'S BANCSHARES, INC.

                                                   July 8, 1994
                                   --------------------------------------------
                                                       Date

                                   /S/ DAVID L. FOULK
                                   --------------------------------------------
                                                     Signature

                                        David L. Foulk, Vice President and
                                                Assistant Secretary
                                   --------------------------------------------
                                                    (Name/Title)


                                   BOATMEN'S TRUST COMPANY

                                                   July 8, 1994
                                   --------------------------------------------
                                                       Date

                                   /S/ BRUCE L. TALEN
                                   --------------------------------------------
                                                     Signature

                                   Bruce L. Talen, Vice President, Assistant
                                   General Counsel and Assistant Secretary
                                   --------------------------------------------
                                                    (Name/Title)

                                   WILLIAM S. BARNICKEL TESTAMENTARY TRUST
                                   BY: BOATMEN'S TRUST COMPANY, CO-TRUSTEE

                                                  July 8, 1994
                                   --------------------------------------------
                                                       Date

                                   /S/ BRUCE L. TALEN
                                   --------------------------------------------
                                                     Signature

                                   Bruce L. Talen, Vice President, Assistant
                                   General Counsel and Assistant Secretary
                                   --------------------------------------------
                                                     (Name/Title)

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 11 of 22 Pages

                                   WM. S. BARNICKEL COMPANY

                                                   July 8, 1994
                                   --------------------------------------------
                                                       Date


                                   /S/ MICHAEL V. JANES
                                   --------------------------------------------
                                                     Signature


                                            Michael V. Janes, President
                                   --------------------------------------------
                                                     (Name/Title)

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 12 of 22 Pages

                              INDEX OF SCHEDULES

Schedule I       Directors and Executive Officers of BBI

Schedule II      Directors and Executive Officers of BTC

Schedule III     Directors and Executive Officers of Barnickel Company

Schedule IV Interest in Securities of the Company of Directors and Executive Officers of BBI and BTC

Schedule V Interest in Securities of the Company of Directors and Executive Officers of Barnickel Company

Schedule VI      Transactions During the Past Sixty Days

Schedule VII     Description of INTERCO Incorporated Class Action Suit

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 13 of 22 Pages

                                   SCHEDULE I

                    Directors and Executive Officers of BBI

         Set forth below are the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer, if other than BBI), and citizenship of each of the directors and executive officers of BBI:

         Andrew B. Craig, III, Chairman of the Board and Chief Executive Officer of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         Samuel B. Hayes, III, President and Director of BBI; Chairman of the Board, The Boatmen's National Bank of St. Louis, One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101;
U.S.A.

         John Peters MacCarthy, Vice Chairman and Director of BBI; Chairman of the Board and Chief Executive Office of BTC; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         Richard L. Battram, Director of BBI; Vice Chairman of the Board of The May Department Stores Company, a retailer; 611 Olive Street, St. Louis, MO 63101; U.S.A.

         B. A. Bridgewater, Jr., Director of BBI; Chairman of the Board, President and Chief Executive Officer of Brown Group, Inc., a footwear and specialty retailing company; 8400 Maryland Avenue, St. Louis, MO 63105; U.S.A.

         William E. Cornelius, Director of BBI; Retired Chairman of the Board and Chief Executive Officer of Union Electric Company, an electric utility; 1901 Chouteau, St. Louis, MO 63103; U.S.A.

         Ilus W. Davis, Director of BBI; Attorney with Armstrong, Teasdale, Schlafly & Davis, 1700 City Centre Square, 1100 Main Street, Kansas City, MO 64105; U.S.A.

         John E. Hayes, Jr., Director of BBI; Chairman of the Board, President and Chief Executive Officer, Western Resources, Inc., an electric and gas utility, 518 Kansas Ave., Topeka, KS 66612; U.S.A.

         Lee M. Liberman, Director of BBI; Chairman Emeritus of the Board and Consultant, Laclede Gas Company, a gas utility; 720 Olive Street, 15th Floor, St. Louis, MO 63101; U.S.A.

         William E. Maritz, Director of BBI; Chairman of the Board and Chief Executive Officer, Maritz Inc., a performance improvement, travel, communications, business meeting, training and market research company; 1735 N. Highway Drive, St. Louis, MO 63026; U.S.A.

         Andrew E. Newman, Director of BBI; Chairman of the Board, Edison Brothers Stores, Inc., a retail specialty chain stores company; 501 N. Broadway, St. Louis MO 63102; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 14 of 22 Pages

         Jerry E. Ritter, Director of BBI; Executive Vice President, Chief Financial Officer and Administrative Officer, Anheuser-Busch Companies, Inc., a beer brewery, food products and family entertainment company; One Busch Place, St. Louis, MO 63118; U.S.A.

         William P. Stiritz, Director of BBI; Chairman of the Board and Chief Executive Officer, Ralston Purina Company, a food products and processing and animal foods company; Checkerboard Square, Tower Building 15T, St. Louis, MO 63164; U.S.A.

         Albert E. Suter, Director of BBI; Senior Vice Chairman of the Board and Chief Operating Officer, Emerson Electric Co., a manufacturer of electrical and electronic products; 8000 West Florissant Ave., St. Louis, MO 63136; U.S.A.

         Dwight D. Sutherland, Director of BBI; Partner, Sutherland Lumber Company, a retailer of lumber and building materials, 4000 Main Street, Kansas City, MO 64111; U.S.A.

         Theodore C. Wetterau, Director of BBI; Retired Chairman of the Board and Chief Executive Officer of Wetterau Incorporated, Retired Vice Chairman of the Board and Director of SuperValu Inc.; Principal, Wetterau Associates, a private investment company, 1401 South Brentwood Blvd., Suite 760, St. Louis, MO 63144; U.S.A.

         John M. Brennan, Executive Vice President of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         J. Robert Brubaker, Executive Vice President and Senior Operations Officer of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         Gregory L. Curl, Vice Chairman of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         Alfred S. Dominick, Jr., Executive Vice President -- Retail Banking of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         James W. Kienker, Executive Vice President and Chief Financial Officer of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         Phillip E. Peters, Executive Vice President and Chief Investment Officer of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         Philip N. McCarty, Senior Vice President and Secretary of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 15 of 22 Pages

                                   SCHEDULE II
                     Directors and Executive Officers of BTC

         Set forth below are the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer, if other than BBI or BTC), and citizenship of each of the directors and executive officers of BTC:

         Howard F. Baer, Director of BTC; Private Investor, 232 N. Kingshighway, Suite 504, St. Louis, MO 63108; U.S.A.

         Clarence C. Barksdale, Director of BTC; Vice Chairman, Washington University, 1130 Hampton Avenue, St. Louis, MO 63139; U.S.A.

         John B. Biggs, Jr., Director of BTC; Senior Vice President, Brown Group, Inc., a footwear and specialty retailing company; 8400 Maryland Avenue, St. Louis, MO 63105; U.S.A.

         Gerald D. Blatherwick, Director of BTC; Retired Vice Chairman - Human Resources and Corporate Communications - Southwestern Bell Corporation, 26 Fordyce Lane, St. Louis, MO 63124; U.S.A.

         Stephen F. Brauer, Director of BTC; President, Hunter Engineering Company, an engineering company; 11250 Hunter Drive, Bridgeton, MO 63044; U.S.A.

         Mary Leyhe Burke, Ph.D., Director of BTC; Head of School, Whitfield School; a private secondary school; 175 South Mason Road, St. Louis, MO 63141; U.S.A.

         George K. Conant, Director of BTC; President, Tri-Star Supply Inc.; a building materials company; 10435 Baur Boulevard, St. Louis, MO 63132; U.S.A.

         Andrew B. Craig, III, Director of BTC; Chairman & Chief Executive Officer, BBI; U.S.A.

         B.B. Culver, Jr., Director of BTC; Private Investor, Room 1030, Pierre Laclede Building, 7701 Forsyth Boulevard, St. Louis, MO 63105; U.S.A.

         Donald Danforth, Jr., Director of BTC; Chairman, Vector Corporation, an equipment manufacturer; 700 Corporate Park Drive, Suite 330, St. Louis, MO 63105; U.S.A.

         Martin E. Galt, III, Director of BTC; President, BTC; U.S.A.

         A. William Hager, Director of BTC; Chairman of the Board, Hager Hinge Company; a hinge manufacturing company; 139 Victor Street, St. Louis, MO 63104; U.S.A.

         Samuel B. Hayes, III, Director of BTC; President of BBI; Chairman of the Board, The Boatmen's National Bank of St. Louis, One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101;
U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 16 of 22 Pages

         Robert E. Kresko, Director of BTC; Retired Partner, Trammell Crowe Company, a real estate development company; Pierre Laclede Center, 7701 Forsyth Blvd., Suite 680, St. Louis, MO 63105; U.S.A.

         John Peters MacCarthy, Chairman and Chief Executive Officer of BTC; Vice Chairman of BBI; U.S.A.

         James S. McDonnell III, Director of BTC; Retired Vice President, McDonnell Douglas Corporation; 40 Glen Eagles Drive, St. Louis, MO 63124; U.S.A.

         John B. McKinney, Director of BTC; President & Chief Executive Officer, Laclede Steel Company; a steel manufacturer; One Metropolitan Square, 15th Floor, St. Louis, MO 63102; U.S.A.

         Reuben M. Morriss, III, Vice Chairman and Director of BTC; U.S.A.

         William C. Nelson, Director of BTC; Chairman, President & Chief Executive Officer, Boatmen's First National Bank of Kansas City; 10th & Baltimore, P.O. Box 419038; Kansas City, MO 64183; U.S.A.

         William A. Peck, M.D., Director of BTC; Executive Vice Chancellor and Dean, Washington University School of Medicine, 660 South Euclid Avenue, Box 8106, St. Louis, MO 63110; U.S.A.

         W.R. Persons, Director of BTC; Retired Chairman and Chief Executive Officer, Emerson Electric Co.; 7811 Carondelet, Suite 201, St. Louis, MO 63105; U.S.A.

         Jerry E. Ritter, Director of BTC; Executive Vice President, Chief Financial Officer and Administrative Officer, Anheuser-Busch Companies, Inc., a beer brewery, food products and family entertainment company; One Busch Place, St. Louis, MO 63118; U.S.A.

         Louis S. Sachs, Director of BTC; Chairman, Sachs Properties, a real estate development company; P.O. Box 7104; St. Louis, MO 63177; U.S.A.

         Hugh Scott, III, Director of BTC; Chairman and Chief Executive Officer, Western Diesel Services, Inc., an industrial company; 101 S. Hanley, Suite 1910, St. Louis, MO 63105; U.S.A.

         Richard W. Shomaker, Director of BTC; Consultant, Brown Group, Inc., a footwear and specialty retailing company; 8400 Maryland Avenue, St. Louis, MO 63105; U.S.A.

         Brice R. Smith, Jr., Director of BTC; Chairman of the Board, Sverdrup Corporation, an engineering and design company;
13723 Riverport Drive, Maryland Heights, MO 63043; U.S.A.

         William D. Stamper, Director of BTC; President, W.D. Stamper Company, a small capitalization investment company; 7777 Bonhomme, Suite 1006, St. Louis, MO 63105; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 17 of 22 Pages

         Janet McAfee Weakley, Director of BTC; Chairman and Chief Executive Officer, Janet McAfee, Inc., a real estate brokerage company, 149 N. Meramec Ave., St. Louis, MO 63105; U.S.A.

         Gordon E. Wells, Director of BTC; Retired Chairman of the Board, Boatmen's First National Bank of Kansas City; 3121 West 67th Terrace, Shawnee Mission, KS 66208; U.S.A.

         Eugene F. Williams, Director of BTC; Retired Chairman of the Board of Centerre Trust Company of St. Louis; 515 Olive Street, Suite 1505, St. Louis, MO 63101; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 18 of 22 Pages

                                  SCHEDULE III

             Directors and Executive Officers of Barnickel Company

         Set forth below are the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer), and citizenship of each of the directors and executive officers of Barnickel Company:

         Genevieve J. Brown, Vice President and Director of Barnickel Company; Private Investor; 3 Indian Hill, St. Louis, MO 63124; U.S.A.

         Michael V. Janes, President, Treasurer and Director of Barnickel Company; Private Investor; 8000 Bonhomme, St. Louis, MO 63105; U.S.A.

         Fairfax F. Pollnow, Director of Barnickel Company; Real Estate Investor and President, Arbor Land Company; 300 Hunter Ave., Suite 101, St. Louis, MO 63124; U.S.A.

         John C. Sexton, Director of Barnickel Company; President, Gross & Janes Company, a manufacturer of railroad ties; 511 Rudder Rd., P.O. Box 26113, Fenton, MO 63026; U.S.A.

         V. Raymond Stranghoener, Director of Barnickel Company; Senior Vice President, General Counsel & Secretary, Boatmen's Trust Company, 100 N. Broadway, St. Louis, MO 63102; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 19 of 22 Pages

                                   SCHEDULE IV

                     Interest in Securities of the Company
             of Directors and Executive Officers of BBI and BTC

         To the best of the knowledge of BBI and BTC, none of the directors or executive officers of BBI or BTC beneficially own any shares of Capital Stock of the Company except as set forth below:

                                                        Sole         Shared
                        Sole Voting   Shared Voting  Dispositive   Dispositive
        Name                Power         Power         Power         Power
- ----------------------  -----------   ------------   -----------   -----------
Andrew B. Craig III         5,000*          --           5,000*        --

Samuel B. Hayes               --            --           1,000         --

William E. Maritz           5,000*          --           5,000*        --


* Includes 4,000 shares deemed to be beneficially owned pursuant to stock options that are presently exercisable.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 20 of 22 Pages

                                   SCHEDULE V

                     Interest in Securities of the Company
           of Directors and Executive Officers of Barnickel Company

         To the best of the knowledge of Barnickel Company and the Trust, none of the directors or executive officers of Barnickel Company (other than Michael
V. Janes, as discussed in Item 5 above) beneficially own any shares of Capital Stock of the Company except as set forth below:

                                                         Sole        Shared
                          Sole Voting  Shared Voting  Dispositive  Dispositive
         Name                Power         Power         Power        Power
- ------------------------  -----------  -------------  ----------   -----------

Genevieve J. Brown           11,946        38,490        11,946       38,490

John C. Sexton                 --            100           --           100

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 21 of 22 Pages

                                   SCHEDULE VI

                    Transactions during the Past Sixty Days*

         Identity of             Date of   Number of  Price Per  Description of
           Person             Transaction    Shares      Share     Transaction
- ----------------------------  -----------  ---------  ---------  --------------

BTC, as trustee of employee
benefit plans of the Company     5/23/94        66        N/A    Acquisition of
                                                                 shares in
                                                                 connection
                                                                 with merger of
                                                                 employee
                                                                 benefit plans
BTC, as trustee of private
individual trust                 6/01/94       125        N/A    Distribution
                                                                 by trust

BTC, as trustee of employee
benefit plans of the Company     6/14/94       350        N/A    Distribution
                                                                 by plan

- ---------------

* Computed from May 8, 1994

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 22 of 22 Pages

                                  SCHEDULE VII

                       INTERCO Incorporated Class Action


          On November 15, 1988, a purported class action on behalf of certain groups of shareholders and bondholders of INTERCO Incorporated was filed in the United States District Court for the Southern District of New York against INTERCO Incorporated and the members of its Board of Directors, including Mr. Liberman and Mr. Cornelius. The complaint, styled BEHRENS, ET AL. v. INTERCO INCORPORATED, ET AL., Case No. 88 CIV 8093, alleged claims against INTERCO's Directors for common law breach of fiduciary duty and violations of Sections 10(b), 14(d) and 14(e) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder in connection with Cardinal Acquisition Corp.'s tender offer for the company stock and INTERCO's recapitalization in the second half of 1988. On July 11, 1989 an amended complaint was filed which added Wasserstein Perella & Co., Inc. and Wasserstein Perella Group, Inc. as defendants and alleged claims against INTERCO's Directors for common law tortious interference with prospective economic advantage and violations of Sections 11, 12(2) and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. INTERCO Incorporated paid, without admitting any liability, $18.5 million in settlement of all claims and $100,000 to partially reimburse the cost of claims administration. On June 6, 1990 the court dismissed the action, retaining jurisdiction for purposes of administration and effectuation of the settlement.